Stark Focus Group, Inc.

Suite 3001, 506 6th Street SW

Calgary, AB T2P 1X5

June 29, 2020

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Attention:	Daniel Morris

Dear Sirs/Mesdames:

Re:	Stark Focus Group, Inc.
Registration Statement on Form S-1
Filed June 29, 2020
File No. 333-237100

Reference is made to our letter, filed as correspondence via EDGAR on June 26, 2020, in which Stark Focus Group, Inc. (the "Company") requested the acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-237100), as amended, filed on May 29, 2020, to 4:00 p.m. Eastern Time, on Tuesday, June 30, 2020, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act of 1933, as amended.

We are no longer requesting that such registration statement be declared effective and we hereby formally withdraw our request for acceleration of the effective date.

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-237100), as amended, filed on June 29, 2020 (the "Registration Statement"), to 4:00 p.m. Eastern Time, on Tuesday, June 30, 2020 or as soon thereafter as practicable.

The Company hereby acknowledges its responsibilities under the United States Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement. In addition, the Company acknowledges that:

•	should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission or the staff from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby authorizes Jonathan Lotz of Lotz & Company, special counsel to the Company, to modify or withdraw this request for acceleration in writing. Please contact Mr. Lotz at (604) 699-0110, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Yours truly,

STARK FOCUS GROUP, INC. Per:

/s/ Mario Todd
Mario Todd
Chief Executive Officer

cc:	Lotz & Company
Attention: Jonathan Lotz, ESQ. (via email)